July 23, 2012

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	California Gold Corp.
Registration Statement on Form S-1
Filed February 10, 2012
Amendment No.1 to Registration Statement on Form S-1
Filed February 14, 2012
File No. 333-179466

Dear Mr. Reynolds:

As President and Chief Executive Officer of California Gold Corp., a Nevada corporation (the “Company”), I am submitting this letter in response to the comment letter, dated March 7, 2012, from the Securities and Exchange Commission (the “Commission”) addressed to the Company.

On behalf of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (818) 542-6880.

Very truly yours,

/s/James D. Davidson

James D. Davidson

President and Chief Executive Officer